EXHIBIT 99.1

Alvotech Acquires Xbrane’s R&D Operations in Sweden and Further Affirms its Global Leadership Position in Biosimilars Development and Production

REYKJAVIK, Iceland and STOCKHOLM, March 20, 2025 (GLOBE NEWSWIRE) --  Alvotech (NASDAQ: ALVO), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced the acquisition of Xbrane Biopharma AB’s (“Xbrane”) R&D operations and a biosimilar candidate (the “Acquisition”), further expanding Alvotech’s development capabilities, and establishing a footprint in the Swedish life science sector. The Acquisition includes Xbrane’s R&D operations based in Campus Solna, at the Karolinska Institute outside Stockholm, Sweden, as well as the biosimilar candidate XB003, referencing Cimzia® (certolizumab pegol). Xbrane retains other pre-clinical assets and will focus on the commercialization of this portfolio. Alvotech also announced that it intends to explore the possibility of a listing of Swedish Depository Receipts (SDR), equity share equivalents, on Nasdaq Stockholm, in the future.

The acquisition in brief

  Alvotech acquires Xbrane’s R&D operations and the biosimilar candidate XB003. Xbrane retains some pre-clinical development programs, that it intends to commercialize, and will continue operating as a listed company.
  Employees in Xbrane’s R&D operations will be offered to join Alvotech’s R&D unit, and the site in Solna becomes Alvotech’s Swedish base of operations.
  The Acquisition’s purchase price equals a value of approximately SEK 275 million (approximately USD 27 million) and will be payable as SEK 102.2 million in cash at closing and by assumption of SEK 172.8 million in debt and accounts payable. The creditors have agreed to accept payment for SEK 152.8 million of the debt with Alvotech equity shares.
  Closing of the Acquisition is expected to occur in April 2025 and is contingent on approvals from the relevant authorities and Xbrane’s shareholders.
  The Acquisition is unanimously supported by the Board of Directors of Xbrane. Shareholders in Xbrane including Ashkan Pouya via company holding, and a large international institution, as well as the Board of Directors and members of the leadership team have undertaken to vote in favor of the Acquisition.
  The Board of Directors of Xbrane will convene an Extraordinary General Meeting in April 2025 to obtain shareholders’ approval for completion of the Acquisition.

"Alvotech has a best-in-class biosimilars manufacturing site in Iceland, both for drug substance and drug products. At the same time, our strong in-house R&D capabilities have put Alvotech in a leading position among pure play biosimilar companies in terms of the market value of our product pipeline. This acquisition will further expand Alvotech's development capacity, allowing our commercial network of 19 leading commercial partners worldwide to continue increasing patient access to quality biologics,” said Robert Wessman, founder, Chairman and CEO of Alvotech. “Furthermore, we will establish a strong presence for Alvotech in the Swedish life science sector, which rivals the U.S. in this field. It will allow Alvotech to attract new talent, create opportunities for scientific collaboration, and support our growth. This is yet another milestone for Alvotech in establishing us as a leader in biosimilars development and production globally."

“With this transaction Xbrane is significantly strengthening its financial position and retains over 75% of the competitively adjusted addressable market of the portfolio including Ximluci (Lucentis biosimilar candidate) currently being approved and sold in Europe as well as Xdivane (Opdivo biosimilar candidate), recently partnered with Intas. Xbrane will, with a more lean and flexible organization after the transaction, be better equipped to fully focus on realizing the full value of Ximluci and Xdivane with the ambition to generate meaningful royalties/profit sharing from these programs in the years to come,” said Martin Åmark, CEO of Xbrane.

Headquartered in Reykjavik, Iceland, Alvotech’s shares are listed on Nasdaq Iceland and Nasdaq US. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Since 2013, Alvotech has invested about $1.9 billion in a purpose-built biosimilars R&D and manufacturing platform, established commercial partnerships with 19 leading companies in over 90 of the largest global markets and developed one of the most valuable portfolios in the biosimilars industry.

Advisors
DNB Carnegie is acting as financial advisor to Alvotech in connection with the Acquisition. Cirio and Westerberg are legal advisors to Alvotech in connection with the Acquisition.

About Alvotech
Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Two biosimilars, to Humira® (adalimumab) and Stelara® (ustekinumab) are already approved and marketed in multiple global markets. The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, UK, Switzerland, Canada, Australia and New Zealand), Dr. Reddy’s (EEA, UK and US), Biogaran (FR), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit https://www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

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Alvotech Forward Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, and market launches. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the ability to close the Acquisition, which is subject to approval of Xbrane’s shareholders, regulatory agencies and funding; (2) the ability to list Swedish Depository Receipts and generally maintain stock exchange listing standards; (3) changes in applicable laws or regulations; (4) the possibility that Alvotech may be adversely affected by economic, business, and/or competitive factors; (5) Alvotech’s estimates of expenses and profitability; (6) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (7) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (8) the ability of Alvotech or its partners to respond to inspection findings and resolve deficiencies to the satisfaction of the regulators; (9) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (10) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (11) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (12) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (13) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (14) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (15) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (16) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (17) the impact of worsening macroeconomic conditions, including tariffs on Alvotech’s products in the U.S. or other markets, rising inflation and interest rates and general adverse market conditions, including the impact of conflicts in Ukraine, the Middle East and other global geopolitical tension, on the Company’s business, financial position, strategy and anticipated milestones; and (18) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. 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Contacts for the media and investor relations

Alvotech Investor Relations and Global Communications
Benedikt Stefansson, VP
alvotech.ir@alvotech.com